Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
     The following Fourth Quarter and Year End 2009 Earnings Conference Call investor presentation was made to Genesis Lease Limited shareholders on February 25, 2010, in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V., Genesis Lease Limited and AerCap International Bermuda Limited.

1 Fourth Quarter and Year-End 2009 Earnings Conference Call

2 This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. Forward Looking Statements 2

3 In connection with the proposed transaction between Genesis Lease Limited ("Genesis") and AerCap Holdings N.V. ("AerCap"), AerCap filed with the SEC a Registration Statement on Form F-4 on February 2, 2010 containing a definitive proxy statement of Genesis and a prospectus of AerCap. This presentation is not a substitute for the definitive proxy statement/prospectus or any other documents Genesis and AerCap have filed or will file with the U.S. Securities and Exchange Commission (the "SEC"). Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap's website (http://www.aercap.com) under the heading "Investor Relations" and then under the heading "SEC Filings". Copies of Genesis' filings may be obtained free of charge from Genesis' website (http://www.genesislease.com) under the tab "Investor Relations" and then under the heading "SEC Filings" or by directing a request to Genesis' proxy solicitor, Innisfree M&A Incorporated, toll-free at 877-687-1871. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. IMPORTANT INFORMATION ABOUT THE TRANSACTION WITH AERCAP 3

4 Agenda John McMahon, Chief Executive Officer Update on AerCap Transaction Alan Jenkins, Chief Financial Officer Financial Review John McMahon Closing Remarks Q&A 4

5 John McMahon Chief Executive Officer AerCap Transaction Update

6 Share-for-share transaction agreement for all-share consideration announced Sept. 18, 2009 Secured all regulatory approvals; prospectus went effective February 3, 2010; distributed proxy materials on February 8, 2010 Special general meeting scheduled for March 23, 2010 Transaction will create world's leading independent aircraft leasing company by fleet size and value Significantly improves immediate and long-term outlook for Genesis shareholders Genesis shareholders will own approx. 29% of combined company Transaction Update 6

7 Combined company can more effectively compete in global aviation leasing market Genesis Contribution Portfolio of modern, high-utility aircraft Solid cash flows AerCap Contribution Attractive aircraft portfolio Contracted forward order book Confirmed lease commitments and debt funding Transaction Rationale 7

8 Combined Company Approximately $8 billion of total assets Enterprise value of over $6 billion Contracted order book of approximately $4 billion Combined company will have access to Genesis' strong unrestricted cash generating capability Year-End unrestricted cash balance of $86 million Current cash balance over $100 million Combined company expects to have cost savings of $10 million annually Combined Company's globally diversified portfolio 345 aircraft 114 customer relationships Transaction Highlights 8

9 Transaction in best interest of Genesis shareholders Benefit from enhanced earnings and business growth Urge shareholders to vote in favor of transaction Questions can be directed to Innisfree M&A 877.687.1871 (US and Canada) 1.412.232.3565 (International) Transaction Summary 9

Alan Jenkins Chief Financial Officer Financial Review

11 FY 2009 Rental and total revenues increased Net income of $20 million Earnings per share of $0.58 2009 results impacted by recent strategic actions $3.7 million related to transaction costs Non-cash charge of $7.7 million related to reduction of revolving credit facility from $1 billion to $200 million Adjusting for strategic actions in 2009 Net income of $30.3 million Earning per share of $0.88 Introduction 11

12 Rental revenues increased by 19.0% to $62.4 million for the quarter and 1.7% to $219.7 million for FY 2009 $62.4M $52.4M Q4 2009 increase primarily related to receipt of payments under negotiated early termination of one aircraft and decrease in number of non-revenue generating aircraft Q4 2009 utilization rate of 99.0% vs. 91.6% in Q4 2008 FY 2009 impacted primarily by early lease termination along with the acquisition of aircraft in 2008 and 2009, offset by other rental adjustments Q4 08 Q4 09 Rental Revenue 12 Fourth Quarter Rental Revenues Full Year Rental Revenues FY 08 FY 09 $219.7M $216.0M

13 $62.4M $52.4M Revenues & Impairment Charge 13 $219.7M $216.0M Total revenues for FY 2008 increased 1.8% to $228.0 million Included gain on sale of non-core asset during Q4 2009 Q4 transaction recap Sold Boeing 767-200 cargo aircraft Also, agreed to early lease termination of second 767 cargo aircraft Termination of second aircraft Increased Q4 rental revenues Triggered impairment charge of $7.5 million Aircraft currently classified on balance sheet as held for sale

14 Depreciation increased 17.3% to $23.3 million for the quarter and by 14.6% to $90.2 million for FY 2009 Q4 08 Q4 09 $19.8M Depreciation 14 Fourth Quarter Depreciation Full Year Depreciation $78.7M FY 08 FY 09 $23.3M $90.2M Quarterly and full-year increase primarily related to $3.1 million and $10.8 million of depreciation on planned major maintenance costs, respectively.

15 Decrease in interest expense in Q4 2009 reflected lower commitment fees and the amortization of financing costs following downsize of revolver in Q3 2009. Increase in interest expense for FY 2009 related primarily to $10.2 million increase in commitment fees and the amortization of financing costs in 2009 on revolver, which included a $7.7 million charge in Q3 2009 following facility down-size. Interest expense also increased as a result of new financings on aircraft acquired in 2008 and 2009. FY 2009 blended interest (excluding amortization and commitment fees): 5.58% vs. 5.83% in FY 2008 Interest expense decreased 9.4% to $17.4 million in Q4 2009 Interest expense for FY 2009 increased 15.8% Interest Expense 15 Q4 08 Q4 09 $17.4M Fourth Quarter Interest Expense Full Year Interest Expense $145.0M FY 08 FY 09 $19.3M $145.3M $71.0M $82.2M

16 Maintenance expenses were minimal No defaults Limited transitions during year SG&A decreased by 11.1% to $4.6 million in Q4 and by 12.7% to $20.9 million for FY 2009 Reflects continued efficiencies with building team through 2008 and reducing overall costs Do not expect to pay any material cash taxes for 2009, or for the foreseeable future on stand-alone basis Effective tax rate is at 13.1% for the quarter and 14.0% for FY 2009 Reflects the Irish corporate tax rate at 12.5%, adjusted for certain non-deductible aspects of the transaction costs Other Expenses 16

17 EBITDA EBITDA increased 12.6% to $58.3 million in the fourth quarter and 3.2% to $203.3 million for FY 2009 17 $51.3M $47.0M $51.3M $47.0M Fourth Quarter EBITDA Full Year EBITDA $51.8M $197.0M $58.3M $203.3M Q4 08 Q4 09 FY 08 FY 09

18 Q4 2009 Balance Sheet Total assets were $1.76 billion $1.60 billion relates to aircraft Accounts receivable was $3.4 million Lease receivables were $2.6 million across portfolio - majority cleared now Unrestricted cash was $86.1 million Total cash, including restricted cash, was approximately $118.4 million Total liabilities equals $1.26 billion $1.12 billion reflects debt Accounts payable was $41.9 million Increase primarily due to additional capitalized maintenance accruals relating to planned major maintenance costs Other liabilities was $97.0 million Primary component relates to fair value of swaps at $66.6 million 18

19 On February 8, 2010 Genesis exercised option to term out any debt outstanding under credit facility (revolving piece matures in April 2010) over a further two years to April 2012 Currently only $31.2 million drawn on facility No short-term financing requirements, Next maturity is in 2015 and relates to only 11 aircraft Post-merger, combined company will have substantial short-term financing through AerCap's $1 billion revolver Debt-to-book debt and equity was 69.1% at December 31, 2009 Q4 2009 - Financing 19

20 Weighted average age of portfolio was 7.4 years Excluding three freighter aircraft the weighted average age reduced to 6.5 years As of December 31, 2009 53 out of 54 aircraft were on lease with 35 airlines in 21 countries Only aircraft not on lease was B767-200PCF, which was returned early from ABX. Seeking to dispose and currently held for sale on balance sheet Weighted average remaining lease term is 4.4 years 4 scheduled expirations in 2010, 2 transitioning in Q1; 2 in Q4 that are currently being remarketed January 2010 entered into settlement agreement with previous customer default Terms are confidential Expect to receive compensation during the first quarter of 2010 December 31, 2009 - Portfolio Update 20

21 John McMahon Chief Executive Officer Closing Remarks

22 Portfolio of leased aircraft continues to perform well in challenging environment Excited about enhanced shareholder value resulting from merger with AerCap Genesis' high-quality portfolio and significant unrestricted cash generating capability AerCap's contracted, placed and funded growth Transaction expected to be highly EPS accretive to Genesis shareholders Combined company should be well positioned to meet current industry challenges and to deliver continued profitable growth in future Urge shareholders to vote in favor of transaction Questions can be directed to Innisfree M&A 877.687.1871 (US and Canada) 1.412.232.3565 (International) Closing Remarks 22

23 Fourth Quarter and Year-End 2009 Earnings Conference Call